Delisting Determination, The Nasdaq Stock Market, LLC,
July 19, 2022,  Electric Last Mile Solutions, Inc. The Nasdaq
Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock and Warrant of Electric
Last Mile Solutions, Inc., effective at the opening of the trading session on July 29, 2022.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5101, 5110(b), IM-5101-1,
5250(c), and 5450.
The Company was notified of the Staff determination on June 13, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Listing Council did not call the matter for review. The Staff determination to delist the Company common stock became final on June 23, 2022.